UNITED MOBILE HOMES, INC.

Juniper Business Plaza

3499 Route 9 North, Suite 3-C

Freehold, NJ  07728

(732) 577-9997

Fax:  (732) 577-9980

May 23, 2005

Ms. Kristina Beshears

Staff Accountant

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C.  20549

Re:

United Mobile Homes, Inc.

File No. 001-12690

Comment Letter dated May 17, 2005

Dear Ms. Beshears:

We are writing in response to your letter dated May 17, 2005 with respect to Item 4.02 of the Company’s Form 8-K filed on March 16, 2005.

We have amended Form 8-K, including the disclosure of the date of the conclusion regarding the non-reliance on our financial statements for periods ending on or prior to September 30, 2004.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact me at (732) 577-9997.

Very truly yours,

/s/ Anna T. Chew

ANNA T. CHEW

Vice President and Chief Financial Officer